Mail Stop 4561

December 14, 2005

By U.S. Mail and facsimile to (212) 793-0408.

Sallie Krawcheck
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2005**
> **File No. 001-09924**

Dear Ms. Krawcheck:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 1 – Trading assets and Liabilities, page 84

1.   You disclose that you defer trade date gains or losses on derivative transactions where the fair value is not determined based upon observable market transactions

and market data, and that you recognize the deferral in income when the market data becomes observable or over the life of the transaction. Please tell us

- separately, what your conditions are for recognizing gains and losses,
- how you determine whether to recognize all gains or all losses when you obtain observable market data, and
- what method(s) you use to recognize the deferral over the life of a transaction.

2.   Tell us separately the amounts of trading gains and losses at the inception of the transactions and recognized trading gains and losses subsequent to inception during each period presented in your financial statements.

3.   You state that you recognize physical commodity positions held at fair value. Please tell us the authoritative literature you relied on in determining that it was appropriate to carry physical commodities at fair value. If you applied the AICPA Audit and Accounting Guide Brokers and Dealers to these positions, tell us whether these positions are held by regulated Broker-Dealer subsidiaries. If you apply the Broker-Dealer Guide to non-regulated broker-dealer subsidies, tell us why you believe that these entities are included in the scope of the guide.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker, Jr.
Senior Assistant Chief
Accountant